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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2005

                        Commission File Number 001-15012
                                               ---------

                           hanarotelecom incorporated
                            (Name of the Registrant)

                   Shindonga Fire & Marine Insurance Building
                                Tae-pyong-ro 2-43
                                    Chung-gu
                              Seoul, Korea 100-733
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X          Form 40-F
                                  ---                   ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                           Yes                   No  X
                               ---                  ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                           Yes                   No  X
                               ---                  ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes                  No  X
                                ---                 ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    )
                                                 --------------------

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     hanarotelecom incorporated (the "Company") is furnishing under cover of
Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a corporate disclosure relating to BOD Resolution on
                   Convening of Annual General Meeting of Shareholders, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on February 25, 2005.

     Exhibit 99.2: a corporate disclosure relating to BOD Resolution on Granting
                   Stock Option Rights, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on
                   February 25, 2005.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  hanarotelecom incorporated



Date: February 25, 2005                           By:  /s/ Janice Lee
                                                     ---------------------------
                                                  Name:  Janice Lee
                                                  Title: Chief Financial Officer

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                                 EXHIBIT INDEX

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

Exhibit No.    Description
-----------    -----------

Exhibit 99.1: a corporate disclosure relating to BOD Resolution on Convening of Annual General Meeting of Shareholders with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on February 25, 2005.

Exhibit 99.2: a corporate disclosure relating to BOD Resolution on Granting Stock Option Rights with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on February 25, 2005.

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